[Healthinvest Letterhead]

May 21, 2007

Arnold A. Angeloni
Chairman of the Board
and
Rodney A. Young
President and Chief Executive Officer
Angeion Corporation
350 Oak Grove Parkway
Saint Paul, Minnesota 55127-8599

Dear Messrs. Angeloni and Young:

Healthinvest Partners AB and HealthInvest Global Long/Short Fund beneficially own, in the aggregate, approximately 8.3% of the outstanding common stock of Angeion Corporation (the “Company”).

Although we have generally been pleased with the management of the Company, we strongly disapprove of the proposed 2007 Stock Incentive Plan that would  provide stock incentive awards of up to 600,000 shares of the Company’s common stock and which is described more particularly as Proposal 2 in the Company’s recently issued Proxy Statement.   The authorization to grant such a large number of shares as incentive awards would dilute current shareholders on issuance by approximately 15 percent.  In our opinion, this resulting dilution is excessive.

Naturally, we support the use of incentive awards to attract and retain talented personnel and align employee compensation with the interests of the shareholders so as to help drive Company performance.  However, such goals can be achieved through a more reasonable authorization of stock.  Therefore, we ask that you consider seeking approval for 125,000 shares of the Company’s common stock for use as incentive awards at this year’s annual meeting and then seek the authorization of an additional 125,000 shares, as needed, at each of the next consecutive annual meetings of shareholders to be held in 2008 and 2009.

If the Company does not withdraw Proposal 2 or amend it in line with our suggestion, we intend to vote our shares against Proposal 2.

Very truly yours,

Anders Hallberg
Managing Director and CEO